Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	11 June 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	17 September 2014
No. of securities held prior to change

— 493,248 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015, 79,241 are in a holding lock until 18 March 2016 and 21,747 are in a holding lock until 6 June 2016).

Class	Ordinary shares/CUFS
Number acquired	23,761 ordinary shares/CUFS following vesting of Relative TSR Restricted Stock Units (Relative TSR RSUs).
Number disposed	20,740 ordinary shares/CUFS sold

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	— Vesting of Relative TSR RSUs – Nil; and — Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs -$255,246.43.
No. of securities held after change

Current relevant interest is:

— 496,269 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015, 79,241 are in a holding lock until 18 March 2016, 21,747 are in a holding lock until 6 June 2016 and 3,021 are in a holding lock until 17 September 2016).

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Two separate events:

— 23,761 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs.

— The on-market sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs.

¡   The disposal of some of the shares is
   required to fund (i) US State and
   Federal withholding tax obligations
   (which are payable on vesting of
   RSUs) and (ii) sale costs;

¡   75% of the remaining shares were sold
   on-market on in compliance with the
   James Hardie stock accumulation
   policy; and

¡   25% of the remaining shares have
   been retained and are subject to a
   two-year holding lock in accordance
   with the James Hardie stock
   accumulation policy. Following the
   sale the shareholding of the Director is
   currently more than 150% of his
   Board-approved shareholding target.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Date of change	Two separate events — 16 September 2014 (US time) – Grant of RSUs — 17 September 2014 – Vesting and cancellation of RSUs
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	— 1,455,866 Relative TSR RSUs; and — 563,309 ROCE RSUs.
Interest acquired

Two separate grants of RSUs, as part of the FY2015 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2014 Annual General Meeting:

— 260,346 Relative TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 to 4.5 years from the grant date; and

— 232,980 ROCE RSUs. These RSUs are subject to a ROCE hurdle based on the company’s average ROCE performance in FY2015-2017 and the Remuneration Committee’s exercise of negative discretion three years from the grant date.

Interest disposed	23,761 Relative TSR RSUs vested on 17 September 2014. 127,292 Relative TSR RSUs were cancelled on 17 September 2014 as the performance conditions for vesting were not met upon the final re-test.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: — 1,565,159 Relative TSR RSUs; and — 796,289 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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